UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WESTWAY GROUP, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

96169B 100

(CUSIP Number)

Francis P. Jenkins, Jr.

c/o The Shermen Group

230 Park Avenue, Suite 1000

New York, New York 10169

(212) 300-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B 100

1.	Names of Reporting Persons Francis P. Jenkins, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,814,386**

	8.	Shared Voting Power 286,600**

	9.	Sole Dispositive Power 3,814,386**

	10.	Shared Dispositive Power 286,600**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100,986**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.10%**

14.	Type of Reporting Person (See Instructions) IN

*                 See Item 3.

**          See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen WSC Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**

	8.	Shared Voting Power 0**

	9.	Sole Dispositive Power 0**

	10.	Shared Dispositive Power 0**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%**

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 See Item 3.

**          See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**

	8.	Shared Voting Power 100**

	9.	Sole Dispositive Power 0**

	10.	Shared Dispositive Power 100**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%**

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*                 See Item 3.

**          See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons FPJ Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**

	8.	Shared Voting Power 286,500**

	9.	Sole Dispositive Power 0**

	10.	Shared Dispositive Power 286,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,500**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.61%**

14.	Type of Reporting Person (See Instructions) PN

*                 See Item 3.

**          See Items 2 and 5.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D jointly filed by Francis P. Jenkins, Jr. and Shermen WSC Holding LLC on June 14, 2007, as amended by Amendment No. 1 jointly filed on June 4, 2009 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in Amendment No. 2. Capitalized terms used and not defined in Amendment No. 2 have the meanings set forth in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Statement relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): Francis P. Jenkins, Jr.; Shermen WSC Holding LLC (“Shermen WSC Holding”); Shermen Capital Partners LLC (“Shermen Capital Partners”); and FPJ Partners (“FPJ Partners”).

The Reporting Persons have entered into a joint filing agreement dated as of February 16, 2010, a copy of which is being filed with Amendment No. 2 as Exhibit 1 and pursuant to which the Reporting Persons have agreed to file Amendment No. 2 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Mr. Jenkins is a citizen of the United States of America; Shermen WSC Holding and Shermen Capital Partners are Delaware limited liability companies; and FPJ Partners is a Delaware general partnership. The business address of each Reporting Person is c/o The Shermen Group, 230 Park Avenue, Suite 1000, New York, New York 10169.

Mr. Jenkins is the managing member of Shermen Capital Partners, which is the managing member of Shermen WSC Holding. Mr. Jenkins also is the managing general partner of FPJ Partners. Mr. Jenkins has broad discretionary power over the management of the other Reporting Persons and has the sole voting and dispositive power with respect to their respective investments in the Issuer. In addition, Mr. Jenkins is the chairman of the Issuer’s board of directors.

The principal business of each of the Reporting Persons other than Mr. Jenkins is investing in the Issuer’s Class A Common Stock and, also with respect to Shermen WSC Holding, in warrants to purchase the Issuer’s Class A Common Stock.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On February 4, 2010, Shermen WSC Holding transferred 40,000 shares of the Issuer’s Class A Common Stock directly held by it to Healdsburg Capital Management, LLC (“Healdsburg”) as consideration in part for certain consulting services provided to Shermen WSC Holding by Healdsburg and its affiliates (the “Transfer”). The Transfer was privately negotiated, and the consulting services provided by Healdsburg and its affiliates to Shermen WSC Holding had an estimated value of approximately $190,000. No funds were used in respect of the Transfer in that it involved the disposition, and not the acquisition, of securities.

Also on February 4, 2010, Shermen WSC Holding distributed 500,000 shares of the Issuer’s Class A Common Stock directly held by it among its members on a pro rata basis in accordance with their respective membership interests for no consideration (the “Distribution”). As a result of the Distribution, each of Mr. Jenkins and Shermen Capital Partners received 100 shares of the Issuer’s Class A Common Stock and FPJ Partners received 286,500 shares of the Issuer’s Class A Common Stock. Neither Mr. Jenkins, Shermen Capital Partners nor FPJ Partners used any funds for the acquisition of these shares of the Issuer’s Class A Common Stock in connection with the Distribution. In addition, no funds were used by Shermen WSC Holding in respect of the Distribution in that it involved the disposition, and not the acquisition, of securities.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The purpose of the Transfer was to compensate Healdsburg for certain consulting services provided to Shermen WSC Holding by Healdsburg and its affiliates.

The purpose of the Distribution was to cause each member of Shermen WSC Holding to acquire direct ownership of such member’s pro rata share of the Issuer’s Class A Common Stock held by Shermen WSC Holding immediately prior to the Distribution. Each of Mr. Jenkins, Shermen Capital Partners and FPJ Partners acquired the Class A Common Stock from the Distribution for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

All percentages of the Issuer’s Class A Common Stock reported in Amendment No. 2 as beneficially owned by each Reporting Person (i) are based upon 13,940,833 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2009, as reported by the Issuer in its Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 5, 2010, and (ii) assume the exercise of warrants to purchase, and the corresponding issuance of, 3,814,286 shares of the Issuer’s Class A Common Stock, with respect to which Mr. Jenkins is the direct beneficial owner.

The share ownership data in this Item 5 does not include 1,000,000 shares of the Issuer’s Class A Common Stock, which were placed and currently are held in escrow, to be released to Shermen WSC Holding only upon the achievement by the Issuer of certain earnings or stock price-related performance targets pursuant to a stock escrow agreement dated as of May 28, 2009, among Shermen WSC Holding, the Issuer, Westway Holdings Corporation and Continental Stock Transfer & Trust Company.

(1)   Francis P. Jenkins, Jr.

(a)               As of the date of Amendment No. 2, after giving effect to the Transfer and the Distribution, Mr. Jenkins may be deemed to be the beneficial owner of an aggregate of 4,100,986 shares of the Issuer’s Class A Common Stock, which (i) represents approximately 23.10% of the Issuer’s Class A Common Stock outstanding as reported in publicly available information and (ii) consists of the following:

(1)                100 shares of the Issuer’s Class A Common Stock, with respect to which Mr. Jenkins is the direct beneficial owner;

(2)                 100 shares of the Issuer’s Class A Common Stock held by Shermen Capital Partners, with respect to which Mr. Jenkins is the indirect beneficial owner;

(3)                 286,500 shares of the Issuer’s Class A Common Stock held by FPJ Partners, with respect to which Mr. Jenkins is the indirect beneficial owner; and

(4)                 warrants to purchase 3,814,286 shares of the Issuer’s Class A Common Stock, with respect to which Mr. Jenkins is the direct beneficial owner.

Mr. Jenkins has sole voting and dispositive power with respect to the shares of the Issuer’s Class A Common Stock held by each of the other Reporting Persons, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)            (1)                  Sole power to vote or direct vote: 3,814,386 (see section (1)(a) above of this Item 5)

(2)                 Shared power to vote or direct vote: 286,600 (see section (1)(a) above of this Item 5)

(3)                 Sole power to dispose or direct the disposition: 3,814,386 (see section (1)(a) above of this Item 5)

(4)                 Shared power to dispose or direct the disposition: 286,600 (see section (1)(a) above of this Item 5)

(c)               Except as set forth in Items 3 and 4 of Amendment No. 2, which disclosure is incorporated herein by reference, Mr. Jenkins has not effected any transactions in the Issuer’s Class A Common Stock during the sixty days preceding the date of Amendment No. 2.

(d)              No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock described in subsection (b) above.

(e)               Not applicable.

(2)    Shermen WSC Holding

(a)             As of the date of Amendment No. 2, after giving effect to the Transfer and the Distribution, Shermen WSC Holding may be deemed to be the beneficial owner of an aggregate of zero shares of the Issuer’s Class A

Common Stock, which represents approximately 0.00% of the Issuer’s Class A Common Stock outstanding as reported in publicly available information.

(b)            (1)                  Sole power to vote or direct vote: 0

(2)                 Shared power to vote or direct vote: 0

(3)                 Sole power to dispose or direct the disposition: 0

(4)                 Shared power to dispose or direct the disposition: 0

(c)               Except as set forth in Items 3 and 4 of Amendment No. 2, which disclosure is incorporated herein by reference,

Shermen WSC Holding has not effected any transactions in the Issuer’s Class A Common Stock during the sixty days preceding the date of Amendment No. 2.

(d)             No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock described in subsection (b) above.

(e)               Not applicable.

(3)    Shermen Capital Partners

(a)              As of the date of Amendment No. 2, after giving effect to the Transfer and the Distribution, Shermen Capital Partners may be deemed to be the beneficial owner of an aggregate of 100 shares of the Issuer’s Class A Common Stock, which represents approximately 0.00% of the Issuer’s Class A Common Stock outstanding as reported in publicly available information.

(b)            (1)                  Sole power to vote or direct vote: 0

(2)                Shared power to vote or direct vote: 100 (see section (1)(a) above of this Item 5)

(3)                Sole power to dispose or direct the disposition: 0

(4)                Shared power to dispose or direct the disposition: 100 (see section (1)(a) above of this Item 5)

(c)               Except as set forth in Items 3 and 4 of Amendment No. 2, which disclosure is incorporated herein by reference, Shermen Capital Partners has not effected any transactions in the Issuer’s Class A Common Stock during the sixty days preceding the date of Amendment No. 2.

(d)              No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock described in subsection (b) above.

(e)               Not applicable.

(4)    FPJ Partners

(a)             As of the date of Amendment No. 2, after giving effect to the Transfer and the Distribution, FPJ Partners may be deemed to be the beneficial owner of an aggregate of 286,500 shares of the Issuer’s Class A Common Stock, which represents approximately 1.61% of the Issuer’s Class A Common Stock outstanding as reported in publicly available information.

(b)            (1)                  Sole power to vote or direct vote: 0

(2)                 Shared power to vote or direct vote: 286,500 (see section (1)(a) above of this Item 5)

(3)                 Sole power to dispose or direct the disposition: 0

(4)                 Shared power to dispose or direct the disposition: 286,500 (see section (1)(a) above of this Item 5)

(c)               Except as set forth in Items 3 and 4 of Amendment No. 2, which disclosure is incorporated herein by reference, FPJ Partners has not effected any transactions in the Issuer’s Class A Common Stock during the sixty days preceding the date of Amendment No. 2.

(d)              No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock described in subsection (b) above.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Reference is made to the disclosure set forth in Items 2, 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Statement is hereby amended and supplemented as follows: 1. Joint Filing Agreement dated as of February 16, 2010, among the Reporting Persons.

Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr.

SHERMEN WSC HOLDING LLC

By: Shermen Capital Partners, LLC, its Managing Member

	By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

SHERMEN CAPITAL PARTNERS LLC

	By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

FPJ PARTNERS

	By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing General Partner